HICKOK INCORPORATED

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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - ROBERT L. BAUMAN	☐	☐	02 - T. HAROLD HUDSON	☐	☐	03 - JAMES T. MARTIN	☐	☐
04 - MICHAEL L. MILLER	☐	☐	05 - HUGH S. SEAHOLM	☐	☐	06 - JANET H. SLADE	☐	☐

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	For	Against	Abstain
2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — HICKOK INCORPORATED

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
This PROXY is solicited on Behalf of the Board of Directors for the Annual Meeting - February 25, 2009

The undersigned hereby appoints Robert L. Bauman, Gregory M. Zoloty and Michael L. Miller and each of them with the power of substitution or resubstitution as proxies, and authorizes them to vote, as designated on the reverse, all of the common shares of Hickok Incorporated held of record by the undersigned on January 2, 2009 at the Annual Meeting of Shareholders to be held on February 25, 2009 or any adjournment thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.